NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES INCREASES PREFERRED SHARE ISSUE TO C$300 MILLION

Not for distribution to U.S. newswire services nor for dissemination to the United States

TORONTO, October 13, 2010 — Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) announced today that as a result of strong investor demand for its previously announced public offering of 5.15% Preferred Shares, Series P, it has agreed to increase the size of the offering from C$200 million to C$300 million with no underwriters’ option, or from 8.0 million to 12.0 million Preferred Shares, Series P. The offering was underwritten by a syndicate led by RBC Capital Markets, CIBC, Scotia Capital Inc. and TD Securities Inc. The Preferred Shares, Series P will be issued at a price of C$25.00 per share. Holders of the Preferred Shares, Series P will be entitled to receive a cumulative quarterly fixed dividend yielding 5.15% annually for the initial 6 ½-year period ending March 31, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 3.00%.

Holders of Preferred Shares, Series P will have the right, at their option, to convert their shares into cumulative Preferred Shares, Series Q, subject to certain conditions, on March 31, 2017 and on March 31 every five years thereafter. Holders of Preferred Shares, Series Q will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.00%.

The Preferred Shares, Series P will be offered by way of a prospectus supplement to the short-form base shelf prospectus of Brookfield Office Properties dated December 15, 2009. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the issue will be added to the general funds of Brookfield Office Properties and be used for general corporate purposes. The offering is expected to close on or about October 21, 2010. The Preferred Shares, Series P may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Office Properties Profile
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.